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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D
                                   Amendment No. 3*

                      Under the Securities Exchange Act of 1934

        CyberGuard Corporation (formerly Harris Computer Systems Corporation)
- -------------------------------------------------------------------------------
                                   (Name of Issuer)

                                     Common Stock
- --------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                      2331910100
- --------------------------------------------------------------------------------
                                    (CUSIP Number)

                            Gary S. Kohler, Vice President
                          Okabena Investment Services, Inc.
                                 5140 Norwest Center
                 90 South Seventh Street, Minneapolis, MN 55402-4139
                                    (612) 339-7151
- --------------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person Authorized
                        to receive Notices and Communications

                                      See Item 5
                                      ----------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 3 Pages

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CUSIP No.  231910100
- -------------------------------------------------------------------------------------------------
             (1)   Names of Reporting Person S.S. or I.R.S. Identification Nos. of Above Persons

                   Okabena Partnership K, a Minnesota general partnership      41-1642281
- -------------------------------------------------------------------------------------------------

              (2)  Check the Appropriate Box if a Member of a Group
                                                                               (a)       [  ]
                                                                               (b)       [X ]
- -------------------------------------------------------------------------------------------------
              (3)  SEC Use Only

- -------------------------------------------------------------------------------------------------
              (4)  Source of Funds

                   WC
- -------------------------------------------------------------------------------------------------
              (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
                   or 2(e)                                                     [  ]

- -------------------------------------------------------------------------------------------------
              (6)  Citizenship or Place of Organization

                   MN
- -------------------------------------------------------------------------------------------------
Number of     (7)  Sole Voting Power             548,800       shares
Shares Bene-  ----------------------------------------------------------------------------------
  ficially    (8)  Shared Voting Power           -0-           shares
Owned by      ----------------------------------------------------------------------------------
Each Report-  (9)  Sole Dispositive Power        548,800       shares
  ing Person  ----------------------------------------------------------------------------------
  With        (10) Shared Dispositive Power      -0-           shares
- -------------------------------------------------------------------------------------------------
      (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

              548,000 shares
- -------------------------------------------------------------------------------------------------
      (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares          [  ]

- -------------------------------------------------------------------------------------------------
      (13)    Percent of Class Represented by Amount in Row (11)
                                                9.26%

- -------------------------------------------------------------------------------------------------
      (14)    Type of Reporting Person (See Instruction)

              PN


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This third amendment to Schedule 13D is filed by and on behalf of Okabena
Partnership K (the "Partnership") and amends the original Schedule 13D filed on December 21, 1995, Amendment No. 1 filed February 9, 1996 and Amendment No. 2 filed May 24, 1996.


ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

                   (a) and (b).  See Schedule 13D cover page, rows (7) through
                   (11) inclusive and (13).


                   This filing adjusts the number of shares held beneficially, to reflect the Issuer's three-for-one stock split in April 1996. Also, the Partnership effected the following short sales against the box:

                   Date        Number of Shares Sold Short      Price Per Share
                   ----        ---------------------------      ---------------
                   5/22/96             3,400                         19.38
                   5/23/96             4,500                         19.50
                   5/29/96             2,100                         19.50

                                      SIGNATURE

                   After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  August 2, 1996                  OKABENA PARTNERSHIP K
                                       By:  Okabena Investment Services, Inc.
                                            Its Managing Partner

                                       By:   /s/Gary S. Kohler
                                            ----------------------------------
                                            Gary S. Kohler, Vice President


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